UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: June, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
June 25, 2007

	By:	/s/ David Skinner

David Skinner, Vice President,
General Counsel and Corporate Secretary

Neurochem Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7
For further information, please contact:

Dr. Lise Hébert	Tel: (450) 680-4572
Vice President, Corporate Communications	lhebert@neurochem.com
TRAMIPROSATE (ALZHEMED™) NORTH AMERICAN PHASE III CLINICAL TRIAL PROGRESS UPDATE
LAVAL, CANADA June 22, 2007 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) has issued an update on the progress made since announcing in April 2007 that adjustments would be required to arrive at a reliable statistical model for the North American Phase III clinical trial for tramiprosate (ALZHEMED™) for the treatment of Alzheimer’s disease (AD). Neurochem has been advised by its external team of statisticians that they have made progress adjusting the statistical model, reaching an acceptable level of validity for the disease modification endpoint, as measured by magnetic resonance imaging (MRI). However, further work is required to reach a reliable model particularly for the co-primary clinical efficacy endpoint composed of ADAS-cog1 and CDR-SB2. Therefore, the Company expects the results to be available later in 2007.
Since April, Neurochem has provided regular updates on the program, including preliminary data and reports on the model. Certain of the confounding factors identified by the statisticians and included so far in adjustments to the model are the use of concomitant drugs, including change in memantine use and dose, change in vitamin E use and dose, change in anti-depressant use, and change in acetylcholinesterase inhibitor dose.
To date, Neurochem has invested significant human and financial resources in this program. The Company is committed to continuing its efforts to adjust the model in order to evaluate the significance of the data and remains hopeful that the results will prove valuable in the development of the first potential disease-modifying treatment for this terrible disease. Given the magnitude and duration of this trial, the size of the patient population, and the challenge of testing a first-in-class product candidate, which is hypothesized to target the underlying pathology of AD, Neurochem will need more time to work with experts in the field, including the trial’s investigators and the regulatory authorities.

The Company has been also advised by its statistical team that refinement of the statistical model needs further adjustments. In view of the continuing complexities of the trial, which involves the first attempt to employ these particular primary outcome measures across multiple clinical sites for a potential disease modification effect over 18 months, the next steps are expected to require the guidance of the U.S. Food and Drug Administration (FDA). Consequently, the Company has contacted the agency to request a meeting with the objective of seeking its advice and explore alternative approaches acceptable to the agency.
At the meeting, the Company expects to discuss some of the alternatives it is considering to further adjust the model. These include suggestions for a more detailed review of individual patient files to try to identify other confounding factors.
About the Two Phase III Clinical Trials in North America and Europe
The North American study was a multicenter, randomized, double-blind, placebo-controlled, three-armed and parallel-designed, 18-month Phase III clinical trial. The study included 1,052 patients with mild-to-moderate AD recruited across 67 sites in Canada and the United States randomized to receive either placebo or one of two doses (100mg or 150mg twice daily) of tramiprosate (ALZHEMED™). All patients were required to be treated with conventional symptomatic AD therapies during the clinical trial and were required to be on a stable dose of such therapies for at least four months prior to the initial screening visit of the trial. At study entry, patients in this trial had been administered standard therapies for an average of approximately 20 months.
All patients who completed the clinical trial were eligible to receive tramiprosate (ALZHEMED™) in an open-label extension study initiated in May 2006. Approximately 90% of the patients who completed the Phase III double-blind study for tramiprosate (ALZHEMED™) elected to enroll in the ongoing extension study and receive 150mg twice daily of tramiprosate (ALZHEMED™).
Neurochem is also currently conducting a European Phase III clinical trial for tramiprosate (ALZHEMED™) for the treatment of AD. The European study is of a similar design to the North American double-blind trial and over 950 mild-to-moderate AD patients are already enrolled at about 70 clinical centers across 10 European countries. To date, the European Data Safety Monitoring Board has met three times and recommended on each occasion that the study should continue as planned. The Company expects to continue patient enrolment and is presently considering modifications that would need to be made to the design of the European trial to take best advantage of the experience gained from the North American Phase III clinical trial.
About Tramiprosate (ALZHEMED™)
Tramiprosate (ALZHEMED™) is a small, orally-administered molecule known as an amyloid β antagonist. Tramiprosate (ALZHEMED™) crosses the blood-brain-barrier, binds to soluble Aβ peptide and interferes with the amyloid cascade that is associated with amyloid deposition and the toxic effects of Aβ peptide in the brain. The presence of amyloid in the brain is one of the major histopathological characteristics of AD. The amyloid cascade hypothesis proposes that certain forms of the Aβ peptide are toxic and causally related to the severity of AD. The Aβ peptide is one of the most promising targets for the development of AD therapies.

About Alzheimer’s Disease
AD is a leading cause of death in older people. The disease is characterized by the progressive death of nerve cells in the brain, making it difficult for the brain’s signals to be transmitted properly. A person with AD experiences problems with memory, judgment, thinking, and eventually with motor functions, all of which make it difficult for the person to participate in daily activities.
According to the U.S. Alzheimer Association (2007), there are now more than five million people in the United States living with Alzheimer’s disease. This number includes 4.9 million people aged 65 and older. It also includes at least 200,000 individuals younger than 65 with early-onset Alzheimer’s disease. It is estimated that by 2010, there will be 454,000 new cases of AD a year, 615,000 new cases by 2030 and 959,000 new cases by 2050. In the United States, the direct and indirect costs of AD and other dementias amount to more than US$148 billion annually.
About Neurochem
Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA™) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug Administration, the European Medicines Agency and Swissmedic. Tramiprosate (ALZHEMED™), for the treatment of Alzheimer’s disease, has completed a Phase III clinical trial in North America and is currently in a Phase III clinical trial in Europe, while tramiprosate (CEREBRIL™), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 (877) 680-4500 or visit our Web site at www.neurochem.com.

[1]	Alzheimer’s Disease Assessment Scale, cognitive subpart (ADAS-cog). The ADAS-cog is a 70- point scale designed to measure, with the use of questionnaires, the progression and the severity of cognitive decline as seen in AD.

[2]	Dementia Rating — sum of boxes rating scale (CDR-SB), a measure of global performance.

This news release contains forward-looking statements regarding tramiprosate (ALZHEMED™) as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve tramiprosate (ALZHEMED™) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.

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